Exhibit 99.1

SOHU.COM REPORTS SECOND QUARTER 2021 UNAUDITED FINANCIAL RESULTS

BEIJING, August 9, 2021 –Sohu.com Limited (NASDAQ: SOHU), China’s leading online media, video, gaming and search business group, today reported unaudited financial results for the second quarter ended June 30, 2021.

In view of the previously-announced Share Purchase Agreement between subsidiaries of Tencent Holdings Limited (“Tencent”) and the Company and its wholly-owned subsidiary Sohu.com (Search) Limited (“Sohu Search”) with respect to Sohu Search’s Sogou Inc. (“Sogou”) shares (the “Sogou Share Purchase”), the results of operations for Sogou have been excluded from the Company’s results from continuing operations in the Company’s condensed consolidated statements of operations and are presented in separate line items as discontinued operations. Retrospective adjustments to the historical statements have been made in order to provide a consistent basis of comparison. Unless indicated otherwise, results presented in this release are related to continuing operations only1.

Second Quarter Highlights

•	Total revenues were US$204 million[2], up 28% year-over-year and down 8% quarter-over-quarter.

•	Brand advertising revenues were US$37 million, down 3% year-over-year and up 20% quarter-over-quarter.

•	Online game revenues were US$151 million, up 43% year-over-year and down 14% quarter-over-quarter.

•

GAAP net income from continuing operations attributable to Sohu.com Limited was US$22 million, compared with net income of US$11 million[3] in the second quarter of 2020 and net income of US$32 million in the first quarter of 2021.

•

Non-GAAP[4] net income from continuing operations attributable to Sohu.com Limited was US$25 million, compared with net income of US$12 million in the second quarter of 2020 and net income of US$37 million in the first quarter of 2021.

Dr. Charles Zhang, Chairman and CEO of Sohu.com Limited, commented, “For the second quarter of 2021, despite the negative impact of COVID-19, we kept exploring new monetization opportunities while strictly controlling the budget. Thanks to the outperformance of our online game business, our profitability exceeded the prior guidance. For Sohu Media, we focused on innovating our products and technology, and effectively promoting the generation and distribution of high-quality content. For Sohu Video, we continued to execute our “Twin engine” strategy of developing high quality long-form and short-form content, while at the same time refining our advanced live broadcasting technologies and rolling them out to various applications. We were also able to diversify our revenue sources and better capture advertising budgets by integrating our live broadcasting technologies into our unique events. For Changyou, online games performed well during the quarter, and its revenue exceeded the high end of our prior guidance.”

Second Quarter Financial Results

Revenues

Total revenues were US$204 million, up 28% year-over-year and down 8% quarter-over-quarter.

[1]	The parties currently expect the completion of the transaction will be during the second half of 2021, subject to the satisfaction or waiver of all the conditions to the transaction.
[2]

On a constant currency (non-GAAP) basis, if the exchange rate in the second quarter of 2021 had been the same as it was in the second quarter of 2020, or RMB7.08=US$1.00, US$ total revenues in the second quarter of 2021 would have been US$186 million, or US$18 million less than GAAP total revenues, and up 17% year-over-year.

[3]

Both the GAAP and non-GAAP net income from continuing operations attributable to Sohu.com Limited for the second quarter of 2020 mentioned in this release excluded the impact of an additional accrual of withholding income tax of US$88 million recognized by Changyou in that quarter following completion of the Changyou privatization, as Changyou changed its policy for its PRC subsidiaries with respect to distribution of cash dividends.

[4]

Non-GAAP results exclude share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; an impairment charge recognized for an investment unrelated to the Company’s core businesses; and interest expense recognized in connection with the one-time transition tax (the “Toll Charge”) imposed by the U.S. Tax Cuts and Jobs Act signed into law on December 22, 2017 (the “U.S. TCJA”). Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Brand advertising revenues totaled US$37 million, down 3% year-over-year and up 20% quarter-over-quarter. The quarter-over-quarter increase was mainly attributable to a seasonality increase and our continuing efforts to boost our revenues in portal and video advertising.

Online game revenues were US$151 million, up 43% year-over-year and down 14% quarter-over-quarter. The year-over-year increase was mainly contributed by TLBB Vintage, which was launched in the fourth quarter of 2020. The quarter-over-quarter decrease was mainly due to the natural decline of TLBB PC.

Gross Margin

Both GAAP and non-GAAP gross margin was 76%, compared with 67% in the second quarter of 2020 and 79% in the first quarter of 2021.

GAAP gross margin for the brand advertising business was 27%, compared with 40% in the second quarter of 2020 and 20% in the first quarter of 2021. Non-GAAP gross margin for the brand advertising business was 28%, compared with 40% in the second quarter of 2020 and 20% in the first quarter of 2021.The year-over-year decrease was mainly due to increases in costs of events hosted in the second quarter of 2021, which have been resumed to a large extent with the easing of COVID-19. The quarter-over-quarter increase was mainly due to increased revenues in the portal and video advertising businesses.

GAAP gross margin for online games was 89%, compared with 77% in the second quarter of 2020 and 89% in the first quarter of 2021. Non-GAAP gross margin for online games was 89%, compared with 78% in the second quarter of 2020 and 90% in the first quarter of 2021. The year-over-year increase in gross margin was mainly due to a higher percentage revenue contribution from PC games, which typically require lower revenue-sharing payments.

Operating Expenses

For the second quarter of 2021, GAAP operating expenses totaled US$130 million, up 23% year-over-year and 5% quarter-over-quarter. Non-GAAP operating expenses were US$127 million, up 25% year-over-year and 4% quarter-over-quarter. The year-over-year increase was mainly due to increases in marketing expenses and salary and benefits expenses.

Operating Profit

GAAP operating profit was US$25 million, compared with an operating profit of US$1 million in the second quarter of 2020 and an operating profit of US$51 million in the first quarter of 2021.

Non-GAAP operating profit was US$28 million, compared with an operating profit of US$5 million in the second quarter of 2020 and an operating profit of US$53 million in the first quarter of 2021.

Income Tax Expense

GAAP income tax expense was US$11 million, compared with income tax expense of US$86 million in the second quarter of 2020 and income tax expense of US$23 million in the first quarter of 2021. Non-GAAP income tax expense was US$9 million, compared with income tax expense of US$83 million in the second quarter of 2020 and income tax expense of US$23 million in the first quarter of 2021. The income tax expense in the second quarter of 2021 included a one-time tax benefit of US$9 million recognized by Changyou after final settlement of its income tax due for 2020. For the second quarter of 2020, Changyou recognized an additional accrual of withholding income tax of US$88 million, as Changyou changed its policy for its PRC subsidiaries with respect to distribution of cash dividends after the completion of the privatization of Changyou.

Net Income

GAAP net income from continuing operations attributable to Sohu.com Limited was US$22 million, or net income of US$0.55 per fully-diluted ADS, compared with net income of US$11 million in the second quarter of 2020 and net income of US$32 million in the first quarter of 2021.

Non-GAAP net income from continuing operations attributable to Sohu.com Limited was US$25 million, or net income of US$0.63 per fully-diluted ADS, compared with net income of US$12 million in the second quarter of 2020 and net income of US$37 million in the first quarter of 2021.

Liquidity

As of June 30, 2021, cash and cash equivalents and short-term investments were US$349 million.

Supplementary Information for Changyou Results

Second Quarter 2021 Operating Results

•

For PC games, total average monthly active user accounts[5] (MAU) were 2.1 million, an increase of 9% year-over-year and a decrease of 8% quarter-over-quarter. The year-over-year increase was mainly contributed by TLBB Vintage, which was launched in the fourth quarter of 2020, partially offset by termination of the operation of Warframe. The quarter-over-quarter decrease was mainly due to the natural decline of TLBB PC. Total quarterly aggregate active paying accounts[6] (APA) were 0.9 million, a decrease of 3% year-over-year and 4% quarter-over-quarter.

•

For mobile games, total average MAU were 1.9 million, a decrease of 39% year-over-year and 7% quarter-over-quarter. The year-over-year decrease was mainly from Legacy TLBB Mobile and TLBB Honor. The quarter-over-quarter decrease was mainly due to TLBB Honor. Total quarterly APA were 0.5 million, a decrease of 21% year-over-year and an increase of 5% quarter-over-quarter. The year-over-year and quarter-over-quarter changes were mainly due to TLBB Honor.

Second Quarter 2021 Unaudited Financial Results

Total revenues were US$154 million, an increase of 41% year-over-year and a decrease of 14% quarter-over-quarter. Online game revenues were US$151 million, an increase of 43% year-over-year and a decrease of 14% quarter-over-quarter. Online advertising revenues were US$3 million, a decrease of 19% year-over-year and 11% quarter-over-quarter.

GAAP and non-GAAP gross profit were both US$136 million, an increase of 61% year-over-year and a decrease of 15% quarter-over-quarter.

GAAP operating expenses were US$63 million, an increase of 24% year-over-year and 4% quarter-over-quarter. The year-over-year increase was mainly due to an increase in bonus expenses related to revenue growth, as well as an increase in marketing and promotional spending for online games.

Non-GAAP operating expenses were US$61 million, an increase of 28% year-over-year and 4% quarter-over-quarter.

GAAP operating profit was US$73 million, compared with an operating profit of US$33 million for the second quarter of 2020 and US$99 million for the first quarter of 2021.

Non-GAAP operating profit was US$75 million, compared with a non-GAAP operating profit of US$37 million for the second quarter of 2020 and US$101 million for the first quarter of 2021.

Business Outlook

For the third quarter of 2021, Sohu estimates:

•	Brand advertising revenues to be between US$35 million and US$39 million; this implies an annual decrease of 5% to 15% and a sequential decrease of 5% to a sequential increase 6%.

•	Online game revenues to be between US$145 million and US$155 million; this implies an annual increase of 43% to 53% and a sequential decrease of 4% to a sequential increase 2%.

•

Non-GAAP net income from continuing operations attributable to Sohu.com Limited to be between nil and US$10 million; and GAAP net income/(loss) from continuing operations attributable to Sohu.com Limited to be between a net loss of US$4 million and a net income of US$6 million.

For the third quarter 2021 guidance, the Company has adopted a presumed exchange rate of RMB6.47=US$1.00, as compared with the actual exchange rate of approximately RMB6.92=US$1.00 for the third quarter of 2020, and RMB6.46=US$1.00 for the second quarter of 2021.

This forecast reflects Sohu’s management’s current and preliminary view, which is subject to substantial uncertainty, particularly in view of the potential ongoing impact of the worldwide COVID-19 pandemic, which remains difficult to predict.

[5]	Monthly active user accounts refers to the number of registered accounts that are logged in to these games at least once during the month.
[6]	Quarterly aggregate active paying accounts refers to the number of accounts from which game points are utilized at least once during the quarter.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), Sohu’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per ADS, which are adjusted from results based on GAAP to exclude the impact of the share-based awards, which consist mainly of share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; an impairment charge recognized for an investment unrelated to the Company’s core businesses; and interest expense recognized in connection with the Toll Charge imposed by the U.S. TCJA. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sohu’s management believes excluding share-based compensation expense, changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; the impairment charge recognized for an investment unrelated to the Company’s core businesses; and interest recognized in connection with the Toll Charge from its non-GAAP financial measure is useful for itself and investors. Further, the impact of share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; the impairment charge recognized for an investment unrelated to the Company’s core businesses; and interest expense recognized in connection with the Toll Charge cannot be anticipated by management and business line leaders and these expenses were not built into the annual budgets and quarterly forecasts that have been the basis for information Sohu provides to analysts and investors as guidance for future operating performance. As the impact of share-based compensation expense, changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, and the impairment charge recognized for an investment unrelated to the Company’s core businesses does not involve subsequent cash outflow or is reflected in the cash flows at the equity transaction level, Sohu does not factor this impact in when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, in general, the monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, the impairment charge recognized for an investment unrelated to the Company’s core businesses, and also excluded the interest expense recognized in connection with the Toll Charge.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sohu’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per ADS, excluding share-based compensation expense, is that the impact of share-based awards has been and will continue to be a significant recurring expense in Sohu’s business for the foreseeable future. In order to mitigate these limitations Sohu has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between the GAAP financial measures that are most directly comparable to the non-GAAP financial measures that have been presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Sohu’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sohu’s next quarterly earnings announcement; however, Sohu reserves right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sohu’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, instability in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations, including their potential impact on the Chinese economy and on Sohu’s reported US dollar results; recent slow-downs in the growth of the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Sohu’s quarterly operating results; the possibilities that Sohu will be unable to recoup its investment in video content and that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; Sohu’s reliance on online advertising sales, online games and mobile services for its revenues; the impact of the U.S. TCJA; the effects of the COVID-19 virus on the economy in China in general and on Sohu’s business in particular; the possibility that the pending Sogou Share Purchase and the pending previously-announced merger of Sogou with a subsidiary of Tencent (the “Sogou Merger”) contemplated by an Agreement and Plan of Merger (the “Sogou Merger Agreement”) with direct and indirect wholly-owned subsidiaries of Tencent will not occur as planned if events arise that result in the termination of the Share Purchase Agreement and/or the Sogou Merger Agreement, or if one or more of the various closing conditions to the Sogou Share Purchase and/or the Sogou Merger are not satisfied or waived. Further information regarding these and other risks is included in Sohu’s annual report on Form 20-F for the year ended December 31, 2020, and other filings with and information furnished to the Securities and Exchange Commission.

Conference Call and Webcast

Sohu’s management team will host a conference call at 7:30 a.m. U.S. Eastern Time, August 9, 2021 (7:30 p.m. Beijing/Hong Kong time, August 9, 2021) following the quarterly results announcement. Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/1496285. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly. Please dial in 10 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call at 10:30 a.m. Eastern Time August 9 through August 16, 2021. The dial-in details for the telephone replay are:

International:	+1-646-254-3697
Passcode:	1496285

The live Webcast and archive of the conference call will be available on the Investor Relations section of Sohu’s Website at http://investors.sohu.com/.

About Sohu.com

Sohu.com Limited (NASDAQ: SOHU) is China’s premier online brand and indispensable to the daily life of millions of Chinese, providing a network of web properties and community based/web 2.0 products which offer the vast Sohu user community a broad array of choices regarding information, entertainment and communication. Sohu has built one of the most comprehensive matrices of Chinese language web properties and proprietary search engines, consisting of the mass portal and leading online media destination www.sohu.com; developer and operator of online games www.changyou.com/en/; interactive search engine www.sogou.com; and online video website tv.sohu.com.

Sohu’s corporate services consist of online brand advertising on Sohu’s matrix of websites as well as bid listing and home page on its in-house developed search directory and engine. Sohu also provides multiple news and information services on mobile platforms, including Sohu News App and the mobile news portal m.sohu.com. Sohu’s online game subsidiary Changyou develops and operates a diverse portfolio of PC and mobile games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China. Changyou also owns and operates the 17173.com Website, a game information portal in China. Sohu’s online search subsidiary Sogou (NYSE: SOGO) has grown to become the second largest search engine by mobile queries in China. It also owns and operates Sogou Input Method, the largest Chinese language input software. Sohu, established by Dr. Charles Zhang, one of China’s internet pioneers, is in its twenty-fifth year of operation.

For investor and media inquiries, please contact:

In China:

Ms. Pu Huang
Sohu.com Limited
Tel: +86 (10) 6272-6645
E-mail: ir@contact.sohu.com

In the United States:

Ms. Linda Bergkamp
Christensen
Tel: +1 (480) 614-3004
E-mail: lbergkamp@christensenir.com

SOHU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended
	Jun. 30, 2021	Mar. 31, 2021	Jun. 30, 2020
Revenues:
Brand advertising	$36,840	$30,741	$38,001
Online games	151,272	176,495	105,937
Others	16,290	14,857	16,023

Total revenues	204,402	222,093	159,961

Cost of revenues:
Brand advertising (includes share-based compensation expense of $90, $19, and $36, respectively)	26,770	24,532	22,790
Online games (includes share-based compensation expense of $78, $77, and $152, respectively)	17,026	18,560	23,959
Others	5,518	3,784	6,348

Total cost of revenues	49,314	46,876	53,097

Gross profit	155,088	175,217	106,864
Operating expenses:
Product development (includes share-based compensation expense of $1,228, $1,051, and $2,075, respectively)	65,254	69,319	58,325
Sales and marketing (includes share-based compensation expense of $212, $59, and $93, respectively)	45,560	36,988	32,969
General and administrative (includes share-based compensation expense of $1,658, $1,093, and $1,606, respectively)	19,493	18,127	14,302

Total operating expenses	130,307	124,434	105,596

Operating profit	24,781	50,783	1,268
Other income, net	7,509	3,882	10,720
Interest income	4,221	3,861	1,383
Interest expense	(2,488)	(2,511)	(1,431)
Exchange difference	(1,325)	(1,304)	(171)

Income before income tax expense	32,698	54,711	11,769
Income tax expense[7]	10,847	23,177	86,166
Net income/(loss) from continuing operations	21,851	31,534	(74,397)

Net income/(loss) from discontinued operations, net of tax[8,9]	55,882	52,252	(8,692)

Net income/(loss)	77,733	83,786	(83,089)

Less: Net income/(loss) from continuing operations attributable to the noncontrolling interest shareholders	—	(1)	2,640

Less: Net income/(loss) from discontinued operations attributable to the noncontrolling interest shareholders	36,994	34,591	(5,799)

Net income/(loss) from continuing operations attributable to Sohu.com Limited	21,851	31,535	(77,037)

Net income/(loss) from discontinued operations attributable to Sohu.com Limited	18,888	17,661	(2,893)

Net income/(loss) attributable to Sohu.com Limited	40,739	49,196	(79,930)

Basic net income/(loss) from continuing operations per share/ADS attributable to Sohu.com Limited[10]	$0.55	$0.80	$(1.96)

Basic net income/(loss) from discontinued operations per share/ADS attributable to Sohu.com Limited	$0.48	$0.45	$(0.07)

Basic net income/(loss) per share/ADS attributable to Sohu.com Limited	$1.03	$1.25	$(2.04)

Shares/ADSs used in computing basic net income/(loss) per share/ADS attributable to Sohu.com Limited	39,509	39,509	39,271

Diluted net income/(loss) from continuing operations per share/ADS attributable to Sohu.com Limited	$0.55	$0.80	$(1.96)

Diluted net income/(loss) from discontinued operations per share/ADS attributable to Sohu.com Limited	$0.48	$0.44	$(0.07)

Diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	$1.03	$1.24	$(2.04)

Shares/ADSs used in computing diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	39,509	39,509	39,271

[7]

Following completion of the Changyou privatization, Changyou changed its policy for its PRC subsidiaries with respect to distribution of cash dividends. As a result, Changyou recognized an additional accrual of withholding income tax of US$88 million for the second quarter of 2020.

[8]

On September 29, 2020, the Company entered into a Share Purchase Agreement with Tencent’s subsidiary TitanSupernova Limited (“Parent”), pursuant to which the Company’s wholly-owned subsidiary Sohu.com (Search) Limited agreed to sell all of the Sogou Class A ordinary shares and Sogou Class B ordinary shares owned by it to Parent at a purchase price of $9.00 per share. In view of the Share Purchase Agreement, the results of operations for Sogou have been excluded from the Company’s results from continuing operations in the condensed consolidated statements of operations for the third quarter and are presented in separate line items as discontinued operations. Retrospective adjustments to the historical statements have been made in order to provide a consistent basis of comparison. Unless indicated otherwise, results presented are related to continuing operations only.

[9]

Net income from discontinued operations included unrealized gains from a change in the fair value of Sogou’s equity investment in Zhihu Inc. (NYSE: ZH) in the amount of $76 million and $77 million in the 2021 Q2 and 2021 Q1, respectively.

[10]	Each ADS represents one ordinary share.

SOHU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Jun. 30, 2021	As of Dec. 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$203,742	$217,057
Restricted cash	525,114	330,791
Short-term investments	145,502	100,745
Accounts receivable, net	77,150	87,521
Prepaid and other current assets	107,704	106,590
Assets held for sale (current) [11]	1,437,380	1,412,168

Total current assets	2,496,592	2,254,872

Long-term investments, net	47,493	31,634
Fixed assets, net	330,715	337,674
Goodwill	48,596	48,434
Intangible assets, net	10,654	4,842
Restricted time deposits	94,178	101,519
Prepaid non-current assets	—	1,006
Other assets	35,493	42,140

Total assets	$3,063,721	$2,822,121

LIABILITIES
Current liabilities:
Accounts payable	$96,464	$107,611
Accrued liabilities	144,635	157,513
Receipts in advance and deferred revenue	59,353	52,055
Accrued salary and benefits	102,286	100,826
Taxes payable	19,948	28,006
Short-term bank loans	476,050	315,550
Other short-term liabilities	108,403	106,171
Liabilities held for sale (current)[11]	328,051	416,998

Total current liabilities	$1,335,190	$1,284,730

Long-term accounts payable	7,037	3,202
Long-term bank loans	84,500	92,000
Long-term tax liabilities	423,587	406,353
Other long-term liabilities	4,029	3,855

Total long-term liabilities	$519,153	$505,410

Total liabilities	$1,854,343	$1,790,140

SHAREHOLDERS’ EQUITY:
Sohu.com Limited shareholders’ equity	455,989	347,369
Noncontrolling interest	753,389	684,612

Total shareholders’ equity	$1,209,378	$1,031,981

Total liabilities and shareholders’ equity	$3,063,721	$2,822,121

[11]

On September 29, 2020, the Company entered into a Share Purchase Agreement with Tencent’s subsidiary TitanSupernova Limited (“Parent”), pursuant to which the Company’s wholly-owned subsidiary Sohu.com (Search) Limited agreed to sell all of the Sogou Class A ordinary shares and Sogou Class B ordinary shares owned by it to Parent at a purchase price of $9.00 per share. Sogou related assets and liabilities were classified as assets/liabilities held for sale.

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Jun. 30, 2021				Three Months Ended Mar. 31, 2021				Three Months Ended Jun. 30, 2020
	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP
		90	(a)			19	(a)			36	(a)

Brand advertising gross profit	$10,070	$90		$10,160	$6,209	$19		$6,228	$15,211	$36		$15,247

Brand advertising gross margin	27%			28%	20%			20%	40%			40%

		78	(a)			77	(a)			152	(a)

Online games gross profit	$134,246	$78		$134,324	$157,935	$77		$158,012	$81,978	$152		$82,130

Online games gross margin	89%			89%	89%			90%	77%			78%

		—	(a)			—	(a)			—	(a)

Others gross profit	$10,772	$—		$10,772	$11,073	$—		$11,073	$9,675	$—		$9,675

Others gross margin	66%			66%	75%			75%	60%			60%

		168	(a)			96	(a)			188	(a)

Gross profit	$155,088	$168		$155,256	$175,217	$96		$175,313	$106,864	$188		$107,052

Gross margin	76%			76%	79%			79%	67%			67%

Operating expenses	$130,307	$(3,098	)(a)	$127,209	$124,434	$(2,203	)(a)	$122,231	$105,596	$(3,774	)(a)	$101,822

		3,266	(a)			2,299	(a)			3,962	(a)

Operating profit	$24,781	$3,266		$28,047	$50,783	$2,299		$53,082	$1,268	$3,962		$5,230

Operating margin	12%			14%	23%			24%	1%			3%

Income tax expense[12]	$10,847	$(1,755	)(c,d)	$9,092	$23,177	$(618	)(c,d)	$22,559	$86,166	$(3,140	)(c,d)	$83,026

		3,266	(a)			2,299	(a)			3,962	(a)
		(1,673	)(c)			1,677	(c)			(3,619	)(c)
		1,198	(d)			1,178	(d)			1,934	(d)
		156	(e)			—				—

Net income/(loss) before non-controlling interest	$21,851	$2,947		$24,798	$31,534	$5,154		$36,688	$(74,397)	$2,277		$(72,120)

		3,266	(a)			2,299	(a)			3,962	(a)
		—	(b)			—	(b)			(421	)(b)
		(1,673	)(c)			1,677	(c)			(3,619	)(c)
		1,198	(d)			1,178	(d)			1,934	(d)
		156	(e)			—				—

Net income/(loss) from continuing operations attributable to Sohu.com Limited for diluted net loss per share/ADS	$21,851	$2,947		$24,798	$31,535	$5,154		$36,689	$(77,092)	$1,856		$(75,236)

Net income/(loss) from discontinued operations attributable to Sohu.com Limited for diluted net loss per share/ADS[13]	$18,776	$493		$19,269	$17,556	$405		$17,961	$(2,894)	$997		$(1,897)

Net income/( loss) attributable to Sohu.com Limited for diluted net loss per share/ADS	$40,627	$3,440		$44,067	$49,091	$5,559		$54,650	$(79,986)	$2,853		$(77,133)

Diluted net income/(loss) from continuing operations per share/ADS attributable to Sohu.com Limited	$0.55			$0.63	$0.80			$0.93	$(1.96)			$(1.92)

Diluted net income/(loss) from discontinued operations per share/ADS attributable to Sohu.com Limited	$0.48			$0.49	$0.44			$0.45	$(0.07)			$(0.05)

Diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	$1.03			$1.12	$1.24			$1.38	$(2.04)			$(1.96)

Shares/ADSs used in computing diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	39,509			39,509	39,509			39,509	39,271			39,271

Note:

(a)	To eliminate the impact of share-based awards as measured using the fair value method. This adjustment does not have an impact on income tax expense.
(b)	To adjust Sohu’s economic interests in Changyou attributable to the above non-GAAP adjustments. This adjustment does not have an impact on income tax expense.
(c)	To adjust for a change in the fair value of the Company’s investment in Hylink and the income tax effect.
(d)	To adjust for the effect of the U.S. TCJA.
(e)	To adjust for an impairment charge recognized for investments unrelated to the Company’s core businesses
[12]

Following completion of the Changyou privatization, Changyou changed its policy for its PRC subsidiaries with respect to distribution of cash dividends. As a result, Changyou recognized an additional accrual of withholding income tax of US$88 million for the second quarter of 2020.

[13]

On September 29, 2020, the Company entered into a Share Purchase Agreement with Tencent’s subsidiary TitanSupernova Limited (“Parent”), pursuant to which the Company’s wholly-owned subsidiary Sohu.com (Search) Limited agreed to sell all of the Sogou Class A ordinary shares and Sogou Class B ordinary shares owned by it to Parent at a purchase price of $9.00 per share. In view of the Share Purchase Agreement, the results of operations for Sogou have been excluded from the Company’s results from continuing operations in the condensed consolidated statements of operations for the third quarter and are presented in separate line items as discontinued operations. Retrospective adjustments to the historical statements have been made in order to provide a consistent basis of comparison. Unless indicated otherwise, results presented are related to continuing operations only.